WISDOMTREE RULES-BASED METHODOLOGY

Middle East Dividend Index

Last Updated July 2010

I. METHODOLOGY GUIDE FOR MIDDLE EAST DIVIDEND INDEX

1.	Index Overview and Description

WTI has created an international index that tracks the performance of dividend-paying companies in the Middle East region: the WisdomTree Middle East Dividend Index (“MEDI”).

The index described above is referred to as the “Middle East Dividend Index.”

•

The WisdomTree Middle East Dividend Index measures the stock performance of companies that pay regular cash dividends on shares of common stock and that are incorporated in the following countries: Bahrain, Egypt, Kuwait, Jordan, Morocco, Oman, Qatar, and United Arab Emirates. Component companies must have paid at least $5 million in cash dividends on shares of the common stock in the annual cycle prior to the annual reconstitution in June. Companies must have market capitalizations of at least $200 million at the Middle East Screening Point and average daily trading volumes of at least $200,000 for each of the six months prior to the Middle East Screening Point. Companies are ranked by market capitalization and the 100 largest companies by market capitalization are selected for inclusion. Local exchange shares are included in the index for all countries. Passive foreign investment companies (PFICs) are excluded, as are limited partnerships, ADRs, GDRs, limited liability companies, royalty trusts, preferred stock, rights, and other derivative securities. In June of each year, the Middle East Dividend Index is reconstituted, with each components’ weight adjusted to reflect its dividend-weighting in its respective Index.

The Middle East Dividend Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The Middle East Dividend Index will be calculated using primary market prices and will be calculated in U.S. dollars.

2.	Key Features

2.1.	Membership Criteria

To be eligible for inclusion in Middle East Dividend Index, component companies must have their shares listed on an eligible stock exchange in one of the following countries: Bahrain, Bahrain Stock Exchange; Egypt, Cairo Stock Exchange; Kuwait, Kuwait Stock Exchange; Jordan, Amman Stock Exchange; Morocco, Casablanca Stock Exchange; Oman, Muscat Stock Exchange; Qatar, Doha Stock Exchange; the United Arab Emirates,

Abu Dhabi Securities Market, Dubai Financial Market, Dubai International Financial Exchange. Companies must be incorporated in one of these Middle East Countries and have paid at least $5 million in cash dividends on shares of their common stock in the annual cycle prior to the annual reconstitution in June.

To be eligible for inclusion in the Middle East Dividend Index, shares of component companies must be available for purchase by foreign investors as of the annual index measurement date. Shares of component securities need to have traded at least 250,000 shares per month for each of the six months preceding the “Middle East Screening Point” (the duration of time after the close of trading on the last trading day in May and before the open of trading on the next trading day). Component companies need to have a market capitalization of at least $200 million on the “Middle East Screening Point” and securities need to have had an average daily dollar volume of at least $200,000 for each of the six months preceding the Middle East Screening Point.

Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. Security types that are excluded from the index are: ADRs, GDRs, Limited partnerships, royalty trusts, passive foreign investment companies (PFICS), preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights.

2.2.	Base Date and Base Value

Base value for the Middle East Dividend Index was set at 200, as of June 30, 2008.

2.3.	Calculation and Dissemination

The following formula is used to calculate the index levels for the Middle East Dividend Index:

Si{SiPi Ei}
D

Si = Number of shares in the index for security i.

Pi = Price of security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The Middle East Dividend Index measures price changes against a fixed base period quantity weight. This Index is calculated whenever the New York Stock Exchange is open for trading. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars and disseminated on an end-of-day basis.

2.4.	Weighting

The Middle East Dividend Index is a modified capitalization-weighted index that employs a transparent weighting formula to magnify the effect that dividends play in the total return of the Index.

The initial weight of a component in the Index at the annual reconstitution is based on cash dividends paid in the annual cycle prior to the reconstitution, “The Cash Dividend Factor.”

The Cash Dividend Factor is calculated for every component in the Index and then summed. Each component’s weight, at the International Weighting Date, is equal to its Cash Dividend Factor divided by the sum of all Cash Dividend Factors for all the components in that Index. The Middle East Weighting Date is when component weights are set, and it occurs immediately after the close of trading on the third Wednesday of June. New Component weights take effect before the opening of trading on the first Monday following the third Friday of June (the “Middle East Reconstitution Date”).

All Indexes will be modified should the following occur.

Should any single country achieve a weighting equal to or greater than 33.0% of its Index as of the annual index measurement date, each company’s weight within the country would be reduced proportionately so the country’s weighting will be reduced to 25.0% as of the annual index measurement date and all other components in the Index will be rebalanced in proportion to their index weightings prior to the adjustment.

Should two countries achieve an individual country weighting greater than 33%, the collective weight of those countries would be reduced to 50% of the Index while preserving the relative size of those country weights to each other, and all other components in the Index will be rebalanced in proportion to their index weightings prior to the adjustment.

Should any company achieve a weighting equal to or greater than 24.0% of its Index, its weighting will be reduced to 20.0% at the close of the current calendar quarter, and all other components in the Index will be rebalanced. Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced proportionately so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and all other components in the Index will be rebalanced in proportion to their index weightings before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

2.5.	Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends from non-operating income require index divisor adjustments to prevent the distribution from distorting the price index.

2.6	Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, each class of share will be included in the Index, provided that dividends are paid on that share of stock and that the stock passes all other inclusion requirements. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

3.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company additions and deletions, stock splits, stock dividends, corporate restructurings, spins-offs, or other corporate actions. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the component companies Middle East Dividend Index. Other corporate actions, such as special dividends, require index divisor adjustments as well. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the Index’s components will be announced at least two business days prior to their implementation date.

3.1.	Component Changes

•	Additions

Additions to the Middle East Dividend Index are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the closing of trading on the third Friday in June. With the exception of a certain type of spin-off, no additions are made to the Middle East Dividend Index between annual reconstitutions.

•	Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that cancels its dividend payment is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a company re-incorporates outside of a defined domicile it is deleted from the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.1 Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2.	Spin-Offs and IPOs

Should a company be spun-off from an existing component company and pay a regular cash dividend, it is not allowed into the Middle East Dividend Index until the next annual reconstitution, provided it meets all other inclusion requirements. The weights of the remaining components

[1]

Companies being acquired will be deleted from the WisdomTree indexes immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. In cases where an effective date is not publicly announced in advance, or where a notice of suspension of trading in connection with an acquisition is not announced in advance, WisdomTree reserves the right to delete the company being acquired based on best available market information.

are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that pay regular cash dividends and that meet all other Index inclusion requirements must wait until the next annual reconstitution to be included in the Middle East Dividend Index.

4.	Index Divisor Adjustments

Corporate actions may affect the share capital of component stocks and therefore trigger increases or decreases in the Index value. To avoid distortion, the divisor is adjusted accordingly. Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed or that re-incorporate outside of a defined domicile cancel their dividends in the intervening weeks between the International Screening Point and the International Reconstitution Date are not included in the Middle East Dividend Index, and the weights of the remaining components are adjusted accordingly.

5.	Selection Parameters for Middle East Dividend Index

5.1	Selection parameters for the WisdomTree Middle East Dividend Index are defined in section 2.1 Companies that pass this selection criterion as of the Middle East Screening Point are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.